EXHIBIT 99.28

CONSENT OF STEPHEN LA BROOY, FAusIMM

The undersigned hereby consents to the use of their report(s), and the information derived therefrom, as well as the reference to their name, in each case where used or incorporated by reference in the Annual Report on Form 40-F for the year ended December 31, 2020 of Equinox Gold Corp.

/s/ Stephen La Brooy
By: Stephen La Brooy, FAusIMM

Dated: March 24, 2021